

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2019

Gregory C. Case
Chief Executive Officer
Aon plc
122 Leadenhall Street
London, England EC3V 4AN

      Re: Aon plc
            Preliminary Proxy Statement on Schedule 14A
            Filed April 1, 2019
            File No. 001-07933

Dear Mr. Case:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Healthcare & Insurance

cc: Christopher D. Leuking, Esq.